EXHIBIT 12.2
PACIFICORP
STATEMENTS OF COMPUTATION OF RATIO
OF EARNINGS TO COMBINED FIXED CHARGES AND PREFERRED STOCK DIVIDENDS
(DOLLARS IN MILLIONS)

	Years Ended December 31,
	2015	2014	2013	2012	2011
Earnings Available for Fixed Charges:
Income from continuing operations
before income tax expense	$1,023	$1,007	$979	$734	$768
Fixed charges	384	384	385	385	397
Total earnings available for fixed charges	$1,407	$1,391	$1,364	$1,119	$1,165

Fixed Charges and Preferred Stock Dividends:
Interest expense	$379	$379	$379	$380	$392
Estimated interest portion of rentals
charged to expense	5	5	6	5	5
Total fixed charges	384	384	385	385	397
Preferred stock dividends (1)	—	—	2	3	3
Total fixed charges and preferred stock dividends	$384	$384	$387	$388	$400

Ratio of Earnings to Combined Fixed
Charges and Preferred Stock Dividends	3.7x	3.6x	3.5x	2.9x	2.9x

(1)    Represents actual preferred stock dividends grossed up for income taxes.